FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers and RIM Announce Availability of the BlackBerry Pearl Flip 8220 Smartphone in Canada	3

Document 1

November 3, 2008

FOR IMMEDIATE RELEASE

Rogers and RIM Announce Availability of the BlackBerry Pearl Flip 8220 Smartphone in Canada

Rogers to offer first BlackBerry flip smartphone from $49.99 on Canada’s most reliable wireless network

Toronto and Waterloo, ON, November 3, 2008 –Rogers Wireless (TSX: RCI;

NYSE:RCI) and Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) are launching the BlackBerry® Pearl™ Flip 8220 smartphone, the first BlackBerry® phone to come in the popular flip form factor. The BlackBerry Pearl Flip will be available in a stylish black finish from Rogers Wireless starting November 4, with the stunning pink BlackBerry Pearl Flip coming soon.

The new BlackBerry Pearl Flip provides flip phone fans with all the power of a BlackBerry smartphone in a fun and familiar design. You can send a message to your friends or family, make a call, browse the web, snap a picture, watch a video or listen to your favorite song. It’s all in your control with a simple flip. The quad-band EDGE based BlackBerry Pearl Flip smartphone presents a sophisticated look with a sleek design and a chrome-finished frame surrounding its smooth, luminescent face. It features two high-resolution, light-sensing color displays, including an external LCD that makes it easy to preview incoming emails, text messages and phone calls without opening the handset.

“Rogers Wireless continues to bring best-in-class handsets, such as the exclusive BlackBerry Pearl Flip, to the Canadian market, representing a cross-section of the best in smartphone technology, messaging solution as well as design and style,” said John Boynton, Senior Vice President and Chief Marketing Officer, Rogers Wireless. “The BlackBerry Pearl Flip offers discerning customers the ultimate full-featured flip paired with the leading mobile messaging solution on the market.”

“The BlackBerry Pearl Flip packs an impressive range of features into an exciting new design and we are very pleased to be working with Rogers Wireless to bring this powerful new smartphone to customers in Canada,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. "The BlackBerry Pearl Flip smartphone is a natural choice for customers who are looking to replace their existing flip phone with something more powerful."

The BlackBerry Pearl Flip 8220 smartphone from Rogers Wireless has numerous advanced features including:

•	Spacious SureType® QWERTY keyboard that makes typing messages and dialing numbers fast and easy
•	Large 240 x 320 internal LCD that displays messages, videos and web pages with impressive detail and contrast
•	Built-in Wi-Fi ® (802.11 b/g) with support for Rogers TalkSpot service
•	2 megapixel camera with digital zoom, built-in flash and video recording*
•	Advanced media player for viewing pictures, listening to music and watching videos
•	Externally-accessible microSD/SDHC memory card slot that supports up to 16GB for plenty of storage
•	Enhanced HTML browser with RTSP support for online streaming video from sites like m.youtube.com and www.zoovision.com

•	BlackBerry® Maps, delivering maps, local searches and step-by-step directions quickly and easily
•	DataViz® Documents To Go® preinstalled, enabling customers to edit Microsoft® Word, Excel and PowerPoint files on the smartphone
•

BlackBerry® Desktop Manager software, which includes Roxio® Media Manager for BlackBerry®, a powerful media manager application that allows users to easily manage media files on their computer and transfer them to the smartphone; the BlackBerry Pearl Flip also comes with the new BlackBerry® Media Sync application for customers that want a simple way to sync their iTunes® digital music collections with the smartphone**

•

Premium phone features including voice activated dialing, enhanced background noise cancellation, a low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments with advanced security and IT controls

PRICING AND AVAILABILITY

The BlackBerry Pearl Flip 8220 smartphone will be available in black from Rogers starting November 4, from $49.99 with activation on any combination of 3 year voice and data plan with minimum combined monthly service fee of $35 per month from Rogers. Some conditions apply. The pink BlackBerry Pearl Flip will be available in the coming weeks.

For more information please visit: www.BlackBerryPearlFlip.com or www.rogers.com/pearlflip starting November 4.

About Rogers Wireless

Rogers Wireless provides wireless voice and data communications services across Canada to more than 7.7 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's most reliable wireless voice and data communications network, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries/areas with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Video recording requires microSD card, which may be sold separately.

** Certain music files may not be supported, including files that contain digital rights management technologies.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Odette Coleman

Rogers Wireless

416-935-6441

odette.coleman@rci.rogers.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 3, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations